SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 9, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications announces a deferred private debentures placement in Israel with a closing date of December 2019

PARTNER COMMUNICATIONS ANNOUNCES A DEFERRED
PRIVATE DEBENTURES PLACEMENT IN ISRAEL
WITH A CLOSING DATE OF DECEMBER 2019

ROSH HA'AYIN, Israel, January 9, 2018 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, further to the Company's report dated December 27, 2017 (reference no. 2017-02-120810), regarding the Company's undertaking of a deferred issuance of NIS 126.75 million, par value of Series F debentures to institutional investors (" the Institutional Investors"), that it has entered into an agreement with an additional institutional investor for a deferred private placement of NIS 100 million, par value of additional Series F debentures on December 1, 2019 (the “Additional Debentures” and the “Agreed Date”, respectively). Under the conditions set forth in the said immediate report and subject to the following amendment: It was determined that insofar that an event of breach of the terms of the debentures (Series F) occurs for which a cure period for the Company was determined in the deed of trust (the "Cure Period"), and the Agreed Date falls within the Cure Period, the Agreed Date will be postponed to three business days after receipt of the notice regarding the Cure Period, provided that the correction of the breach is carried out by the end of the Cure Period.

The Company will propose to the institutional investors to apply the conditions set out in this agreement to the letter of undertakings signed with them.

The Company's total undertaking for a deferred private placement of debentures at the Agreed Date is NIS 226.75 million par value.

Under the assumption that no rating reduction event occurs, the Additional Debentures will be issued at a premium. In accordance with the "Green Track" arrangement approval that the Company received from the Israel Tax Authority, and under the assumption that no further Series F debentures will be issued until the Agreed Date (apart from the placement that is due to occur on December 4, 2018 and the issuance to institutional investors that is due to take place on December 1, 2019), the uniform weighted discount rate for all the Series F debentures will be 0.085223%1.

1 The uniform weighted discount rate was calculated according to a formula that weighs the discount rate for the Series F debentures registered for trade, the discount rate for the debentures that will be issued on December 4, 2018, the discount rate for the debentures that will be issued to institutional investors on December 1, 2019 (of which the Company reported on December 27, 2017) and the discount rate for the Additional Debentures.
Should a rating reduction event occur, as stated above, the Company will issue an immediate report providing the discount rate for the Additional Debentures and the uniform weighted discount rate for all the Series F debentures.

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In addition, the Company reports that S&P Global Ratings Maalot Ltd. ("Maalot") has rated the deferred private placement of the said Series F debentures with an 'ilA+' rating in a total amount up to NIS 230 million.

The offering described in this press release was made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

For additional details regarding the Company's existing debentures, see the Company's press release and immediate report (on Form 6-K) dated July 20, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002098/zk1720277.htm or
http://maya.tase.co.il/reports/details/1111245 and on September 13, 2017, at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002657/zk1720541.htm or http://maya.tase.co.il/reports/details/1121707 and on September 18, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317002681/zk1720554.htm or on September 17, 2017 at: http://maya.tase.co.il/reports/details/1122396 and on November 21, 2017, at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317003213/zk1720820.htm or http://maya.tase.co.il/reports/details/1131801 and on December 12, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003368/zk1720891.htm or http://maya.tase.co.il/reports/details/1136013 and on December 13, 2017, at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003379/zk1720897.htm or http://maya.tase.co.il/reports/details/1136276/2/0 and on December 27, 2017 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003476/zk1720938.htm or
http://maya.tase.co.il/reports/details/1138926/2/0

and also the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 5B. Liquidity and Capital Resources" and for the Maalot rating see http://maya.tase.co.il/reports/details/1141925 or the informal translation of the report in English that will be attached to the immediate report on Form 6-K to be furnished to the U.S. Securities and Exchange Commission.

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Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Ms. Sigal Tzadok Acting Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

4

Partner Communications
Company Ltd.

January 9, 2018

New Issuance

‘ilA+’ Rating Assigned To Future Private Placement Of Bonds Of Up To NIS 230 Million

Primary Credit Analyst
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Secondary Credit Analyst
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on January 9, 2018, the Hebrew version shall apply.

1	January 9, 2018	New issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Future Private Placement Of Bonds Of Up To NIS 230 Million

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 230 million par value to be issued by Partner Communications Company Ltd. (ilA+/Stable) through the expansion of Series F. This rating is assigned to the expansion scheduled for December 1, 2019. The rating for these bonds is assigned, among other things, based on agreements to purchase Series F bonds in a future private placement, signed recently between the Company and institutional investors. We note that if material events occur that affect the Company's rating before the issuance, they may also affect the rating of the bond.

The proceeds from this issuance will mainly be used to finance the Company's ongoing operations.

For additional information on the company’s issuer rating and for additional regulatory requirements, see our rating report dated July 27, 2017.

Rating Detail (As of 09-Jan-2018)
Partner Communications Company Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series C,D,E	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	09/01/2018 14:17
Time when the analyst first learned of the event	09/01/2018 14:17
Rating requested by	Issuer

2	January 9, 2018	www.maalot.co.il

Partner Communications Company Ltd.

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3	January 9, 2018	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: January 9, 2018